Exhibit 99.1

LUMENIS LTD.

NOTICE OF 2007 ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON DECEMBER 26, 2007

Yokneam, Israel November 21, 2007

To the Shareholders of Lumenis Ltd. (“Lumenis”, the “Company” or “we”):

        NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of Lumenis will be held at our executive offices at 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Wednesday, December 26, 2007 at 1:30 p.m. (Israel time).

        The agenda of the Annual General Meeting will be as follows:

(1)	To re-elect each of Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davis to our board of directors;

(2)	To approve an amendment to Article 76(g) of our articles of association, relating to notice of general meeting;

(3)	To approve the Lumenis Ltd. 2007 Share Incentive Plan;

(4)	To approve the re-appointment of BDO-Ziv Haft, a BDO member firm, as our independent auditors and ratify their appointment with respect to the years ended December 31, 2004, 2005 and 2006 and to authorize and ratify the authority of our board of directors (with power of delegation to our audit committee) to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

(5)	To discuss the Auditors’ Report and our Consolidated Financial Statements as of and for the year ended December 31, 2006; and

(6)	To transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

        The proposals and details with respect to the meeting are described more fully in the attached proxy statement, which we urge you to read in its entirety.

        Shareholders of record at the close of business on November 16, 2007 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the meeting in person.

        Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not less than forty eight (48) hours in advance of the meeting. No postage is required if mailed in the United States to our United States transfer agents, American Stock Transfer and Trust Company. Shareholders who attend the meeting, may revoke their proxies and vote their shares in person.

        If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        Joint holders of our Ordinary Shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

By order of the Board of Directors, Harel Beit-On Chairman of the Board of Directors Dov Ofer Chief Executive Officer

ii

LUMENIS LTD.
Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel
(Telephone: +972 4-959-9000; Fax: +972 4-959-9050)

PROXY STATEMENT

2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

        This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at the meeting of Shareholders, and at any adjournment thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders. The meeting will be held at our executive offices at 7 Ha’yitzira Street Yokneam Industrial Park, Yokneam, Israel, on Wednesday, December 26, 2007 at 1:30 p.m. (Israel time).

Purpose of the Annual General Meeting

        It is proposed that at the meeting resolutions will be adopted for the following:

(1)	To re-elect each of Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davis to our board of directors;

(2)	To approve an amendment to Article 76(g) of our articles of association, relating to notice of general meeting;

(3)	To approve the Lumenis Ltd. 2007 Share Incentive Plan; and

(4)	To approve the re-appointment of BDO-Ziv Haft, a BDO member firm, as our independent auditors and ratify their appointment with respect to the years ended December 31, 2004, 2005 and 2006 and to authorize and ratify the authority of our board of directors (with power of delegation to our audit committee) to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

        We may also transact such other business as may properly come before the Annual General Meeting or any adjournment thereof, although we are not aware of any such matters. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        In addition, the Auditors’ Report and our Consolidated Financial Statements as of and for the year ended December 31, 2006 will be discussed at the Annual General Meeting.

Voting and Quorum

        Our board of directors has fixed November 16, 2007 as the record date for the determination of the shareholders entitled to notice of, and to vote at, the meeting and all adjournments thereof. On the said record date, we had outstanding 177,204,211* Ordinary Shares. Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters submitted to shareholders for consideration at the meeting.

* Excludes 35,527 shares of treasury stock.

        A quorum must be present in order for the meeting to be held. The presence in person or by proxy of at least two shareholders holding shares conferring in the aggregate at least thirty-three and a third per cent (33 1/3%) of the voting power of the Company on the record date will constitute a quorum for the transaction of business at the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to Wednesday, January 2, 2008, at the same time and place, or to such day and such time and place as the chairman of the meeting may determine. At such adjourned meeting, the required quorum consists of any two or more shareholders present in person or by proxy.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

        Shareholders may elect to vote their shares once, either by attending the meeting in person, or by a duly executed proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        Proxies for use at the meeting are being solicited by our board of directors. A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are enclosed. Proxies will be solicited primarily by mail and forms of proxy are being mailed to shareholders on or about November 21, 2007, together with this proxy statement and the accompanying notice of meeting. Certain of our officers, directors, employees, legal counsel and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our shares.

        All Lumenis shares represented by properly executed proxies received by us forty-eight (48) hours in advance of the meeting will, unless such proxies have been previously revoked, be voted at the meetings in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Annual General Meeting or any adjournment thereof. A shareholder returning a proxy may revoke it at any time prior to commencement of the relevant meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Lumenis Ltd., P.O. Box 240, Yokneam 20692, Israel, attention General Counsel (fax number +972 4-959-9355).

OWNERSHIP OF LUMENIS SHARES

        The following table sets forth, as of November 16, 2007, the number of Lumenis shares owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of our Ordinary Shares, par value of NIS 0.1 per share (our “shares”, and our “major shareholders”, respectively); (ii) our directors or members of our senior management as a group. Although certain of our directors are officers or directors of our major shareholders, such individuals disclaim beneficial ownership of the shares held by such major shareholders (except to the extent of their respective pecuniary interest therein).

Name and Address	Number of Shares Owned(1)	Approximate Percent of Shares Outstanding(2)

LM Partners L.P.(3)
16 Abba Eban Avenue
46725 Herzlia Petuach, Israel	91,065,963	48.01%

Ofer Hi-Tech Investments Ltd.(4)
9 Andre Saharov Street
31905 Haifa, Israel	68,855,255	36.92%

Bank Hapoalim B.M.(5)
23 Menachem Begin Street
Migdal Levinstein
46725 Tel Aviv, Israel	9,411,300	5.04%

All directors and members of our senior management
as a group, (consisting of 21 persons)(6)	1,578,581	*

* Less than one percent.

(1)	The information regarding the Lumenis shares beneficially owned by Major Shareholders is based upon information provided by such shareholders.

(2)	Percentages in this table are based on the 177,204,211 Lumenis shares outstanding (excluding 35,527 treasury stock) as at November 16, 2007, the record date for the meeting, plus such number of newly issued Lumenis shares as such shareholder had the right to receive upon the exercise of stock options which are currently exercisable or exercisable within 60 days after the date hereof.

(3)	Shareholding includes (a) 78,585,256 shares held directly by LM Partners L.P. (of which 70,047,566 shares were purchased on December 5, 2006 pursuant to that certain purchase agreement dated September 30, 2006 and exercise of warrants granted in connection therewith, and 8,537,690 shares were purchased on June 4, 2007 pursuant to exercise of warrants); (b) 11,936,707 shares issuable upon the exercise of closing warrants held by LM Partners L.P., which are currently exercisable or exercisable by LM Partners L.P. within 60 days of the date hereof (all of the foregoing subject to adjustments pursuant to their respective terms of grant); and (c) 544,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of LM Partners L.P. that are currently exercisable or exercisable by Mr. Beit-On within 60 days of the date hereof. Mr. Beit-On, Mr. Shlomo Dovrat and his father, Mr. Aharon Dovrat, and Mr. Avi Zeevi hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of LM Partners L.P. and may be deemed to be the beneficial owners of the shares held by LM Partners L.P. Mr. Beit-On, Mr. S. Dovrat, Mr. A. Dovrat and Mr. Zeevi disclaim beneficial ownership of the shares held by LM Partners L.P. except to the extent of their respective pecuniary interest therein.

(4)	Shareholding includes (a) 59,541,962 shares held directly by Ofer Hi-Tech Investments Ltd. (of which 46,633,091 shares were purchased on December 5, 2006 pursuant to that certain purchase agreement dated September 30, 2006 and 12,908,871 shares were purchased on June 4, 2007 pursuant to exercise of warrants), of which 6,994,964 shares are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties pursuant to a trust agreement dated as of September 30, 2006; and (b) 9,313,293 shares issuable upon the exercise of closing warrants held by Ofer Hi-Tech Investments Ltd. (of which 1,062,500 shares are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties pursuant to a trust agreement dated as of September 30, 2006), which are currently exercisable or exercisable by Ofer Hi-Tech Investments Ltd. within 60 days of the date hereof (all of the foregoing subject to adjustments pursuant to their respective terms of grant). Ofer Hi-Tech Investments Ltd. is an indirect wholly owned subsidiary of Ofer (Ships Holding) Ltd. Orona Investments Ltd. (a company indirectly wholly owned by Mr. Udi Angel) and L.Y.N. (Holdings) Ltd. (a company in which Mr. Eyal Ofer holds 95% of the issued share capital) are each the direct owners of one-half of the outstanding shares of Ofer (Ships Holding) Ltd. Accordingly, the aforesaid companies, and Mr. Angel and Mr. Ofer, may be deemed to beneficially own the shares held by Ofer Hi-Tech Investments Ltd. L.Y.N. (Holdings) Ltd. also holds directly 373,065 shares purchased pursuant to exercise of warrants on June 4, 2007 (subject to adjustments pursuant to their terms of grant). The principal place of business is at 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, 69102 Tel Aviv, Israel.

(5)	Solely comprises shares issuable upon the exercise of stock options held by Bank Hapoalim B.M. that are currently exercisable or exercisable within 60 days of the date hereof.

(6)	Solely comprises shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of the date hereof. The amount stated includes the 544,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of LM Partners L.P. that are currently exercisable or exercisable by Mr. Beit-On within 60 days of the date hereof, but excludes other shares and rights to acquire shares held by LM Partners L.P. in respect of which Mr. Beit-On may be deemed to be the beneficial owner (See footnote (3) above).

PROPOSALS FOR THE ANNUAL GENERAL MEETING

ITEM 1 – RE-ELECTION OF DIRECTORS

        Under the Companies Law, except with respect to external directors (who are elected for a three year term), a person who is elected to be a director of a company serves as such until the next annual general meeting following the general meeting at which such director was elected, or until his earlier resignation or removal pursuant to a resolution of the holders of a majority of the voting power represented at a general meeting in person or by proxy.

        Our board of directors has nominated Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davis, the three incumbent directors who are not external directors, for re-election as directors at the Annual General Meeting.

        Each of the nominees has consented to being named in this proxy statement and is willing to continue to serve as a director of Lumenis.

        Certain information about the nominees is set forth below:

        Harel Beit-On (aged 48) has served as our Chairman of our board of directors since his election as a director in December 2006. Mr. Beit-On is a partner in Carmel Software Ventures, a leading Israeli venture capital fund, and a co-founder of Viola Partners, a private equity investment group. Mr. Beit-On has been a member of the board of directors of the general partner of LM Partners L.P. since November 2006. He served as the Chairman of the Board of Directors of ECtel Ltd. (Nasdaq: ECTX) from June 2004 through January 2006. Mr. Beit-On served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. from December 2001 and as a director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. From 1996 until February 2004, Mr. Beit-On served as the Chief Executive Officer of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 until October 2002. From 1985 to 1999, Mr. Beit-On served in various positions with Tecnomatix and its U.S. subsidiary. Mr. Beit-On holds a bachelor’s degree in Economics from the Hebrew University of Jerusalem, Israel and an M.B.A. degree from the Massachusetts Institute of Technology (MIT).

        Yoav Doppelt (aged 38) has served as a director of Lumenis since December 2006. Mr. Doppelt has served as the Chief Executive Officer of Ofer Hi-Tech Group since 2001. He has been with Ofer Hi-Tech from its inception in 1997, defining its vision and formulating its methodology. Mr. Doppelt serves as an active board member for Yozma Venture Capital, a venture capital fund, and is actively involved in numerous investments within the Israeli private equity and high-tech areas. Since 1996, Mr. Doppelt has held various finance and managerial positions in the Ofer Brothers Group. He has served as a director in Tower Semiconductors (Nasdaq: TSEM) and IMI–Israel Chemical’s Research and Development Institution. Mr. Doppelt received a bachelor’s degree from the Technion–Israel Institute of Technology in Haifa, Israel and an M.B.A. from Haifa University.

        Eugene Davis (aged 52) joined our board of directors in April 2007. Mr. Davis is the founder and chairman of Pirinate Consulting Group, LLC, a privately-held business consulting firm. From 1998 to 1999, he served as Chief Operating Officer of Total-Tel USA Communications, Inc., a telecommunications provider. From 1990 to 1997, Mr. Davis served in various executive positions at Emerson Radio Corp. From 1996 to 1997, he served as Vice Chairman of Sports Supply Group, Inc. a distributor of sporting goods and athletic equipment. Prior to that, Mr. Davis was partner/shareholder and head of the corporate and securities practice at the law firm of Holmes, Millard & Duncan, P.C. in Dallas, Texas. Mr. Davis holds a bachelor of arts and masters degree in International politics and international law and a Juris Doctor degree, all from Columbia University. Mr. Davis is a member of the Texas Bar Association.

        It is proposed that at the meeting the following resolution be adopted (with respect to each nominee):

Proposal 1

“RESOLVED, that each of the following persons be, and each hereby is, re-elected to serve as a director of Lumenis Ltd., effective from the date hereof and until the next annual general meeting of shareholders or until his successor is duly appointed and qualified or until his earlier resignation or removal:

Harel Beit-On Yoav Doppelt Eugene Davis

Required Vote

        Shareholders may vote for or against, or may abstain from voting, in connection with the election of each of the said nominees. The affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon, is required to re-elect each of the said nominees as directors.

        Our board of directors recommends a vote FOR the re-election of each of Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davis.

ITEM 2 – AMENDMENT TO ARTICLE 76(g)
OF THE COMPANY'S ARTICLES OF ASSOCIATION

        Currently, the text of Article 76(g) of our articles of association provides that we may give notice of general meeting of shareholders to those of our shareholders who are registered with an address in Israel by means of publication of such notice in the press. Our board of directors proposes amendments to Article 76(g) that will permit us also to give notice of general meeting by means of publication in the press to those shareholders who are registered with an address outside Israel.

        The current text of Article 76(g) is set forth in below:

“(g)	Notwithstanding anything to the contrary contend herein, notice by the Company of a General Meeting which is published in at least two daily newspapers in the State of Israel within the time otherwise required for giving notice of such meeting under Article 27 hereof and containing the information required to be set forth in such notice under such Article, shall be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any shareholder whose address as registered in the Register of Shareholders is located in the State of Israel.”

        It is therefore proposed that at the meeting the following resolution will be adopted:

Proposal 2

“RESOLVED, that paragraph (g) of Article 76 of the articles of association of the Lumenis Ltd. be, and the same hereby is, amended by replacing the said paragraph in its entirety with the following text:

‘(g)	Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required to be set forth in such notice under Article 27 hereof, which is published, within the time otherwise required for giving notice of such meeting, in:

(i)	at least two daily newspapers in the State of Israel shall be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel; and

(ii)	one daily newspaper in the City of New York and in one international wire service shall be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel.’

and that the Company may restate the articles of association in accordance with amendments thereto approved at the 2007 Annual General Meeting of the Company.”

Required Vote

        Approval of the above resolution will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

        Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – APPROVAL OF THE LUMENIS LTD.
2007 SHARE INCEMTIVE PLAN

        On January 30, 2007, our board of directors adopted the Lumenis Ltd. 2007 Share Incentive Plan (the “Plan”), which permits awards, through January 2017, of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights) to employees, directors, officers, consultants, advisors and suppliers of the Company or its affiliates and to any other person or entity whose services are considered valuable to the Company or its affiliates. The Plan provides, inter alia, for awards under section 102 and section 3(9) of the Israeli Tax Ordinance, as well as for awards that qualify as “Incentive Stock Options”, as defined by the U.S. Tax Code, and awards that are not so qualified.

        The Plan is administered by our board of directors. Awards granted under the Plan expire not later than ten years from the date of grant. In September 2007, our board of directors approved an increase in the number of Lumenis shares reserved for the grant of awards under the Plan, from ten million to eleven million five hundred thousand shares.

        Solely in order to qualify the Plan for purposes of grants of awards as “Incentive Stock Options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, the Plan is subject to approval by our shareholders within one year of its adoption by our board of directors. Failure to obtain approval by shareholders shall not in any way derogate from the validity and binding effect of the grant of any award, but may affect the tax treatment of awards that are intended to qualify as an Incentive Stock Option.

        The text of the Plan is set forth in Appendix A hereto.

        It is therefore proposed that at the meeting the following resolution will be adopted:

Proposal 3

“RESOLVED, that the Lumenis Ltd. 2007 Share Incentive Plan, as set forth in Appendix A to the Company’s proxy statement relating to its 2007 Annual General Meeting be, and it is hereby, approved.”

Required Vote

        Approval of the above resolution will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

        Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 – RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND FIXING THEIR REMUNERATION

        BDO-Ziv Haft, Certified Public Accountants (Israel), were appointed as our independent auditors in connection with the preparation of our Consolidated Financial Statements as of and for the years ended December 31, 2004, 2005 and 2006 and have been nominated by our board of directors and our audit committee for reappointment as our independent auditors. BDO-Ziv Haft (a BDO member firm, independent registered public accounting firm) has no relationship with us or with any of our subsidiaries or affiliates except as auditors and, to a limited extent, as tax consultants. The board of directors believes that such limited non-audit function does not affect the independence of BDO-Ziv Haft.

        At the Annual General Meeting, the board of directors will report the remuneration paid to our auditors for their auditing activities and for their non-auditing activities for the years ended December 31, 2004, 2005 and 2006. A representative from BDO-Ziv Haft will be present at the meeting and available to respond to appropriate questions from shareholders.

        Our shareholders will also be asked to authorize and ratify the authority of our board of directors (with power of delegation to our audit committee) to fix the compensation of our independent auditors.

        It is proposed that at the meeting the following resolution be adopted:

Proposal 4

“RESOLVED, (i) that the appointment of BDO-Ziv Haft, a BDO member firm, as independent auditors of Lumenis in connection with the preparation of its Consolidated Financial Statements as of and for the years ended December 31, 2004, 2005 and 2006 be, and it hereby is, approved and ratified; (ii) that the reappointment of BDO-Ziv Haft as independent auditors of Lumenis until immediately following the next annual general meeting of shareholders of Lumenis be, and it hereby is, approved, and (iii) to authorize and ratify the authority of our board of directors (with power of delegation to the audit committee) to fix the remuneration of said independent auditors in accordance with the volume and nature of its services.”

Required Vote

        Approval of the above resolution will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

        Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 – DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

        Our board of directors will present to the Annual General Meeting the audited Consolidated Financial Statements of Lumenis as of and for the year ended December 31, 2006. Such audited Consolidated Financial Statements and the Auditors’ Report with respect thereto may be viewed on our website – www.luminus.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov, but are not part of the proxy solicitation material. A representative from our independent auditors, BDO-Ziv Haft, will be present at the meeting and available to respond to appropriate questions from shareholders.

        Other than as set forth above, management knows of no business to be transacted at the Annual General Meeting but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Additional Material

        A Registration Statement on Form 20-F, pursuant to Section 12(g) of the Securities Exchange Act of 1934, was filed with the Securities and Exchange Commission on April 30, 2007 and Amendments thereto were filed on June 30, 2007 and August 20, 2007. The said Registration Statement may be viewed on our website – www.luminus.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Neither the registration statement in Form 20-F nor our website form part of the proxy solicitation material.

By order of the Board of Directors, Harel Beit-On Chairman of the Board of Directors Dov Ofer Chief Executive Officer

Dated: November 21, 2007

APPENDIX A

LUMENIS LTD.
2007 SHARE INCENTIVE PLAN

ADOPTED: JANUARY 30, 2007,
AS AMENDED SEPTEMBER 23, 2007

LUMENIS LTD.
2007 SHARE INCENTIVE PLAN

Unless otherwise defined, terms used herein shall have the meaning ascribed to them in Section 2 hereof.

1.	PURPOSE; TYPES OF AWARDS; CONSTRUCTION.

1.1.	Purpose. The purpose of this 2007 Share Incentive Plan (as amended, the “Plan”) is to afford an incentive to employees, directors, officers, consultants, advisors, suppliers and any other person or entity whose services are considered valuable (collectively, the “Service Providers”) to Lumenis Ltd., an Israeli company (the “Company”), or any Affiliate of the Company, which now exists or hereafter is organized or acquired by the Company, to continue as Service Providers, to increase their efforts on behalf of the Company or Affiliate and to promote the success of the Company’s business, by providing such Service Providers with opportunities to acquire a proprietary interest in the Company by the issuance of Ordinary Shares of the Company, and the grant of options to purchase Shares, restricted Shares awards (“Restricted Shares”) and other Share-based Awards pursuant to the Plan.

1.2.	Types of Awards. The Plan is intended to enable the Company to issue Awards under varying tax regimes, including, without limitation:

(i)	pursuant and subject to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961, as amended from time to time (the “Ordinance”) and any regulations, rules, orders or procedures promulgated thereunder, including without limitation the Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 (the “Rules”) or such other rules published by the Income Tax Authorities (the “ITA”) (such Awards, “102 Awards”). 102 Awards may either be granted to a Trustee or without a trustee;

(ii)	pursuant to Section 3(9) of the Ordinance (such Awards, “3(9) Awards”);

(iii)	Incentive Stock Options within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted United States federal tax statute, as amended from time to time, to be granted to Service Providers who are deemed to be residents of the U.S. for purposes of taxation;

(iv)	Nonqualified Stock Options to be granted to Service Providers who are deemed to be residents of the U.S. for purposes of taxation; and

(v)	other stock-based Awards pursuant to Section 12 hereof.

In addition to the issuance of Awards under the relevant tax regimes in the United States of America and the State of Israel, the Plan contemplates issuances to Grantees in other jurisdictions with respect to which the Committee is empowered to make the requisite adjustments in the Plan and set forth the relevant conditions in the Company’s agreement with the Grantee in order to comply with the requirements of the tax regimes in any such jurisdictions.

The Plan contemplates the issuance of Awards by the Company, both as a private company and as a publicly traded company.

1.3.	Construction. To the extent any provision herein conflicts with the conditions of any relevant tax law or regulation which are relied upon for tax relief in respect of a particular Award to a Grantee, the provisions of such law or regulation shall prevail over those of the Plan and the Committee is empowered hereunder to interpret and enforce the said prevailing provisions.

2.	DEFINITIONS.

2.1.	Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth therein or herein), (ii) references to any law, constitution, statute, treaty, regulation, rule or ordinance, including any section or other part thereof shall refer to that it as amended from time to time and shall include any successor law, (iii) reference to a person shall means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, (iv) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Plan in its entirety and not to any particular provision hereof and (v) all references herein to Sections shall be construed to refer to Sections to this Agreement.

2.2.	Defined Terms. The following terms shall have the meanings ascribed to them in this Section 2:

2.2.1.	“Affiliate” shall mean an affiliate of, or person affiliated with, a specified person or company or other trade or business that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person within the meaning of Rule 405 of Regulation C under the Securities Act, including, without limitation, any Subsidiary. For the purpose of Options granted pursuant to Section 102 shall mean also an “employing company” within the meaning of Section 102(a) of the Ordinance.

2.2.2.	“Applicable Law” shall mean any applicable law, rule, regulation, statute, pronouncement, policy, interpretation, judgment, order or decree of any federal, provincial, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading system on which the Shares are then traded or listed.

2.2.3.	“Award” shall mean any Restricted Share, Option or any other Share-based award, granted to a Grantee under the Plan and any share issued pursuant to the exercise thereof.

2.2.4.	“Board” shall mean the Board of Directors of the Company.

2.2.5.	“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

2.2.6.	“Committee” shall mean a committee established by the Board to administer the Plan, subject to Section 3.1.

2.2.7.	“Companies Law” shall mean the Israel Companies Law-1999 and the regulations promulgated thereunder, all as amended from time to time.

2.2.8.	“Controlling Shareholder” shall have the meaning set forth in Section 32(9) of the Ordinance.

2.2.9.	“Disability” shall mean (i) the inability of a Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as determined by a medical doctor satisfactory to the Committee or, if applicable, (ii) as “permanent and total disability” as defined in Section 22(e)(3) of the Code, as amended from time to time.

2.2.10.	“Employee” shall mean a person who is employed by the Company or any of its Affiliates, including, for the purpose of Section 102, an individual who is serving as an “office holder” as defined under the Companies Law, but excluding any Controlling Shareholder.

2.2.11.	“Exercise Period” shall mean the period, commencing on the date of grant of an Option, during which an Option shall be exercisable, subject to any vesting provisions thereof and the termination provisions hereof.

2.2.12.	“Exercise Price” shall mean the exercise price for each Share covered by an Option.

2.2.13.	“Fair Market Value” per share as of a particular date shall mean (i) the closing sales price per Share on the securities exchange on which the Shares are principally traded for the last preceding date on which there was a sale of such Shares on such exchange; or (ii) if the Shares are listed on Nasdaq, the last reported price per Share on Nasdaq on the last preceding date on which there was a sale of such Share on Nasdaq; or (iii) if the Shares are then traded in an over-the-counter market, the last reported price per Share on such market on the last preceding date on which there was a sale of such Share, or if such price is not available, the average of the closing bid and asked prices for the Shares in such over-the-counter market for the last preceding date on which there was a sale of such Shares in such market; (iv) if the Shares are not then listed on a securities exchange or market or traded in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Committee may deem advisable. The Committee may maintain a written record of its method of determining such value. If the Shares are listed or quoted on more than one established stock exchange or national market system, the Committee shall determine the appropriate exchange or system for the purpose of determination of Fair Market Value.

2.2.14.	“Grantee” shall mean a person who receives a grant of Award under the Plan, and who at the time of grant is a Service Provider of the Company or any Affiliate thereof.

2.2.15.	“Non-Employee” shall mean a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

2.2.16.	“Nonqualified Stock Option” shall mean any Option granted to Service Provider who is deemed to be residents of the U.S. for purposes of taxation, which Option is not designated as, or does not meet the conditions for, an Incentive Stock Option.

2.2.17.	“Options” shall mean all options to purchase Shares granted as 102 Awards, 3(9) Awards, Incentive Stock Options and Non-Qualified Stock Options, as well as options to purchase Shares issued under other tax regimes.

2.2.18.	“Ordinance” shall mean the Israeli Income Tax Ordinance (New Version) 1961, and the regulations promulgated thereunder, all as amended from time to time.

2.2.19.	“Parent” shall mean any company (other than the Company), which now exists or is hereafter organized, (i) in an unbroken chain of companies ending with the Company if, at the time of granting an Award, each of the companies (other than the Company) owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or, if applicable, (ii) as defined in Section 424(e) of the Code.

2.2.20.	“Retirement” shall mean a Grantee’s retirement pursuant to applicable law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company or any of its affiliates in which the Grantee participates.

2.2.21.	“Securities Act” shall mean Securities Act of 1933, as amended.

2.2.22.	“Shares” shall mean Ordinary Shares, par value NIS 0.10 of the Company, or shares of such other class of shares of the Company as shall be designated by the Board in respect of the relevant Award.

2.2.23.	“Subsidiary” shall mean any company (other than the Company), which now exists or is hereafter organized or acquired by the Company, (i) in an unbroken chain of companies beginning with the Company if, at the time of granting an Award, each of the companies other than the last company in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or, if applicable, (ii) as defined in Section 424(f) of the Code.

2.2.24.	“Ten Percent Shareholder” shall mean a Grantee who, at the time an Incentive Stock Option is granted, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary.

2.2.25.	“Trustee” shall mean the trustee appointed by the Committee or the Board, as the case may be, to hold the respective Options and/or Shares (and, in relation with 102 Awards, approved by the Israeli tax authorities), if so appointed.

2.3.	Other Defined Terms. The following terms shall have the meanings ascribed to them in the Sections set forth below:

Term	Section

102 Awards	1.2(i)
102 Capital Gains Track Options	9.1
102 Non-Trustee Options	9.2
102 Ordinary Income Track Options	9.1
102 Trustee Options	9.1
3(9) Awards	1.2(ii)
Cause	6.6.3
Company	1.1
Effective Date	25.1
Election	9.2
Eligible 102 Grantees	4.2
ISO Shares	8.3
ITA	1.2(i)
Market Stand-Off	17
Merger/Sale	14.2
Option Agreement	6
Ordinance	1.2(i)
Plan	1.1
Required Holding Period	9.4
Restricted Period	11.4
Restricted Share Agreement	11
Restricted Share Unit Agreement	12.1
Restricted Shares	1.1
RSU	12.1
Rules	1.2(i)
Service Provider(s)	1.1
Successor Corporation	14.2.1
Withholding Obligations	18.3

3.	ADMINISTRATION.

3.1.	To the extent permitted under Applicable Law and the Memorandum of Association, Articles of Association and any other governing document of the Company, the Plan shall be administered by the Committee. However, in the event that the Board does not create a committee to administer the Plan, the Plan shall be administered by the Board in its entirety. In the event that an action necessary for the administration of the Plan is required under law to be taken by the Board, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board.

3.2.	The Committee shall consist of two or more directors of the Company, as determined by the Board. The Board shall appoint the members of the Committee, may from time to time remove members from, or add members to, the Committee, and shall fill vacancies in the Committee however caused, provided that the composition of the Committee shall at all times be in compliance with any mandatory requirements of Applicable Law. The Committee may select one of its members as its Chairman and shall hold its meetings at such times and places as it shall determine. The Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable and subject to requirements of Applicable Law.

3.3.	Subject to the terms and conditions of this Plan and any mandatory provisions of Applicable Law, and in addition to the Committee’s powers contained elsewhere in this Plan, the Committee shall have full authority in its discretion, from time to time and at any time, to determine any of the following, or to recommend to the Board any of the following if it is not authorized to take such action according to Applicable Law:

(i)	eligible Grantees,

(ii)	grants of Awards and setting the terms and provisions of option agreements (which need not be identical) and any other agreements or instruments under which Awards are made, including, but not limited to, the number of Shares underlying each Award,

(iii)	the time or times at which Awards shall be granted,

(iv)	the schedule and conditions on which Awards may be exercised,

(v)	the Exercise Price,

(vi)	to interpret the Plan,

(vii)	prescribe, amend and rescind rules and regulations relating to and for carrying out the Plan, as it may deem appropriate,

(viii)	the Fair Market Value of the Shares,

(ix)	the tax track (capital gains, ordinary income track or any other track available under the Section 102 of the Ordinance) for the purpose of 102 Awards, and

(x)	any other matter which is necessary or desirable for, or incidental to, the administration of the Plan and any Award thereunder.

3.4.	Grants of Awards shall be made pursuant to written notice to Grantees setting forth the terms of the Award. Such notice shall designate the type of Award as one of the following: (i) a 102 Award granted to a Trustee (either as a 102 Award (capital gain track) with Trustee or a 102 Award (ordinary income track) with Trustee), (ii) a 102 Award without a 102 Trustee, (iii) a 3(9) Award, (iv) Incentive Stock Option, (v) Nonqualified Stock Option, or (vi) any other type of Award.

3.5.	Subject to the mandatory provisions of Applicable Law, the grant of any Award, whether by the Committee or the Board, shall be deemed to include an authorization of the issuance of Shares upon the due exercise thereof.

3.6.	The authority granted hereunder includes the authority to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the Plan but without amending the Plan. The Committee shall have the authority to grant, in its discretion, to the holder of an outstanding Award, in exchange for the surrender and cancellation of such Award, a new Award having an exercise price lower than provided in the Award so surrendered and canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the Plan or to set a new exercise price for the same Award lower than that previously provided in the Award.

3.7.	All decisions, determination and interpretations of the Committee shall be final and binding on all Grantees of any Awards under this Plan, unless otherwise determined by the Board. No member of the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

4.	ELIGIBILITY.

4.1.	Awards may be granted to Service Providers of the Company and any Affiliate thereof, taking into account the qualification under each tax regime pursuant to which such Awards are granted. A person who has been granted an Award hereunder may be granted additional Awards, if the Committee shall so determine, subject to the limitations herein. In determining the persons to whom Awards shall be granted and the number of Shares to be covered by each Award, the Committee shall take into account the duties of the respective persons, their present and potential contributions to the success of the Company and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the Plan.

4.2.	Subject to Applicable Law, 102 Awards may not be granted to Controlling Shareholders and may only be granted to Employees, including officers and directors, of the Company or any Affiliate thereof, who are Israeli residents (“Eligible 102 Grantees”). Awards to Eligible 102 Grantees in Israel shall be 102 Awards. Eligible 102 Grantees may receive only 102 Awards, which may either be grants to a Trustee or grants under Section 102 without a trustee. Unless otherwise permitted by the Ordinance and the Rules, no 102 Awards to a Trustee may be granted until the expiration of thirty (30) days after the requisite filings under the Ordinance and the Rules have been appropriately made with the ITA.

4.3.	Subject to Applicable Law, Non-Employees who are Israeli residents and are not Eligible 102 Grantees may only be granted 3(9) Awards under this Plan.

4.4.	The maximum number of Awards that may be granted to any Grantee shall be such number that will represent, at the time of grant of such Awards, not more than 10% of the then issued and outstanding share capital of the Company.

5.	SHARES.

The number of Shares reserved for the grant of Awards under the Plan shall be eleven million five hundred thousand (11,500,000) Shares. The class of said Shares shall be designated by the Board with respect to each Award and the notice of grant shall reflect such designation. Any share underlying an Award granted hereunder which has expired, or was cancelled or terminated or forfeited for any reason without having been exercised, shall be automatically, and without any further action on the part of the Company or any Grantee, returned to the “pool” of reserved Shares hereunder and shall again be available for grant for the purposes of this Plan (unless this Plan shall have been terminated) or unless the Board determines otherwise. The Board may, subject to any other approvals required under any Applicable Law, increase or decrease the number of Shares to be reserved under the Plan. Such Shares may, in whole or in part, be authorized but unissued Shares, or Shares that shall have been or may be reacquired by the Company (to the extent permitted pursuant to the Companies Law) or by a trustee appointed by the Board under the relevant provisions of the Ordinance, the Companies Law or any equivalent provision. Any Shares which are not subject to outstanding options at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan, the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan.

6.	TERMS AND CONDITIONS OF OPTIONS.

Each Option granted pursuant to the Plan shall be evidenced by a written agreement between the Company and the Grantee or a written notice delivered by the Company and accepted by the Grantee (the “Option Agreement”), in such form and containing such terms and conditions as the Committee shall from time to time approve, which Option Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Option Agreement or the terms referred to in Sections 9 and 10 below. For purposes of interpreting this Section 6, a director’s service as a member of the Board or the services of an officer, as the case may be, shall be deemed to be employment with the Company or its Subsidiary or Affiliate.

6.1.	Number of Shares. Each Option Agreement shall state the number of Shares covered by the Option.

6.2.	Type of Option. Each Option Agreement shall specifically state the type of Option granted thereunder and whether it constitutes a Incentive Stock Option, Nonqualified Stock Option, 102 Option Award and the relevant track, 3(9) Option Award, or otherwise.

6.3.	Exercise Price. Each Option Agreement shall state the Exercise Price, which, in the case of an Incentive Stock Option, shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares covered by the Option on the date of grant or such other amount as may be required pursuant to the Code. In the case of any other Option, the per share Exercise Price shall be equal to the amount determined by the Committee. In the case of an Incentive Stock Option granted to any Ten-Percent Shareholder, the Exercise Price shall be no less than 110% of the Fair Market Value of the Shares covered by the Option on the date of grant. In no event shall the Exercise Price of an Option be less than the par value of the shares for which such Option is exercisable. Subject to Section 3 and to the foregoing, the Committee may reduce the Exercise Price of any outstanding Option. The Exercise Price shall also be subject to adjustment as provided in Section 14 hereof.

6.4.	Manner of Exercise. An Option may be exercised, as to any or all Shares as to which the Option has become exercisable, by written notice delivered in person or by mail to the Vice President – Human Resources of the Company or to such other person as determined by the Committee, specifying the number of Shares with respect to which the Option is being exercised, accompanied by payment of the Exercise Price for such Shares in the manner specified in the following sentence. The Exercise Price shall be paid in full with respect to each Share, at the time of exercise, either in (i) cash, (ii) if the Company’s shares are publicly traded, all or part of the Exercise Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company or the Trustee, (iii) if the Company’s shares are publicly traded, all or part of the Exercise Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to pledge Shares to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company or the Trustee, or (iv) in such other manner as the Committee shall determine, which may include procedures for cashless exercise.

6.5.	Term and Vesting of Options. Each Option Agreement shall provide the vesting schedule for the Option as determined by the Committee. To the extent permitted under Applicable Law, the Committee shall have the authority to determine the vesting schedule and accelerate the vesting of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate. Unless otherwise resolved by the Committee and stated in the Option Agreement, and subject to Sections 6.6 and 6.7 hereof, Options shall vest and become exercisable under the following schedule: twenty-five percent (25%) of the Shares covered by the Option, on the first anniversary of the date on which such Option is granted, provided that the Grantee remains continuously employed by or in the service of the Company or its Subsidiary or Affiliate for that one year, and six and one-quarter percent (6.25%) of the Shares covered by the Option at the end of each subsequent quarter, provided that the Grantee remains continuously employed by or in the service of the Company or its Subsidiary or Affiliate for that quarter, over the course of the following three (3) years of continued employment by or service for the Company or its Subsidiary or Affiliate. The Option Agreement may contain performance goals and measurements, and the provisions with respect to any Option need not be the same as the provisions with respect to any other Option. The Exercise Period of an Option will be seven (7) years from the date of grant of the Option unless otherwise determined by the Committee, but subject to the vesting provisions described above and the early termination provisions set forth in Sections 6.6 and 6.7 hereof; provided, however, that in the case of an Incentive Stock Option granted to a Ten Percent Shareholder, such Exercise Period shall not exceed five (5) years from the date of grant of such Option. At the expiration of the Exercise Period, all unexercised Options shall become null and void.

6.6.	Termination.

6.6.1.	Except as provided in this Section 6.6 and in Section 6.7 hereof, an Option may not be exercised unless the Grantee is then in the employ of or maintaining a director, officer, consultant, advisor or supplier relationship with the Company or a Subsidiary or Affiliate thereof or, in the case of an Incentive Stock Option, a company or a parent or subsidiary company of such company issuing or assuming the Option in a transaction to which Section 424(a) of the Code applies, and unless the Grantee has remained continuously so employed or in the director, officer, supplier, consultant, or advisor relationship since the date of grant of the Option. In the event that the employment or director, officer or consultant, advisor or supplier relationship of a Grantee shall terminate (other than by reason of death, Disability or Retirement), all Options of such Grantee that are vested and exercisable at the time of such termination may, unless earlier terminated in accordance with their terms, be exercised within up to ninety (90) days after the date of such termination (or such different period as the Committee shall prescribe); provided, however, that if the Company (or the Subsidiary or Affiliate, when applicable) shall terminate the Grantee’s employment or service for Cause (as defined below) or if following the Grantee’s termination of employment, circumstances arise or are discovered with respect to the Grantee that would have constituted Cause for termination of his or her employment or service, all Options theretofore granted to such Grantee (whether vested or not) shall, to the extent not theretofore exercised, terminate on the date of such termination (or on which such circumstance arise or are discovered, as the case may be) unless otherwise determined by the Committee.

6.6.2.	In the case of a Grantee whose principal employer is a Subsidiary or Affiliate, the Grantee’s employment shall also be deemed terminated for purposes of this Section 6.6 as of the date on which such principal employer ceases to be a Subsidiary or Affiliate. Notwithstanding anything to the contrary, the Committee, in its absolute discretion may, on such terms and conditions as it may determine appropriate, extend the periods for which the Options held by any individual may continue to vest and be exercisable; provided, that such Options may lose their status as Incentive Stock Options under applicable law and be deemed Nonqualified Stock Options in the event that the period of vesting and/or exercisability of any option is extended beyond the later of: (i) one hundred and eighty (180) days after the date of cessation of employment or performance of services; or (ii) the applicable period under Section 6.7 below.

6.6.3.	For purposes of this Plan, the term “Cause” shall mean any of the following: (a) fraud, embezzlement or felony or similar act by the Grantee; (b) an act of moral turpitude by the Grantee, or any similar act, to the extent that such act causes significant injury to the reputation, business or business relationship of the Company (or a Subsidiary or Affiliate, when applicable); (c) any material breach by the Grantee of an agreement between the Company or any Subsidiary or Affiliate and the Grantee (including material breach of confidentiality, non-competition or non-solicitation covenants); or (f) any circumstances that constitute grounds for termination for cause under the Grantee’s employment, consulting or service agreement with the Company or Subsidiary or Affiliate, to the extent applicable.

6.7.	Death, Disability or Retirement of Grantee. If a Grantee shall die while employed by, or performing service for, the Company or a Subsidiary, or within the three (3) months period after the date of termination of such Grantee’s employment or service (or within such different period as the Committee may have provided pursuant to Section 6.6 hereof), or if the Grantee’s employment or service shall terminate by reason of Disability, all Options theretofore granted to such Grantee may (to the extent otherwise vested and exercisable and unless earlier terminated in accordance with their terms), be exercised by the Grantee or by the Grantee’s estate or by a person who acquired the right to exercise such Options by bequest or inheritance or otherwise by result of death or Disability of the Grantee, at any time within one (1) year after the death or Disability of the Grantee (or such different period as the Committee shall prescribe). In the event that an Option granted hereunder shall be exercised by the legal representatives of a deceased or former Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or equivalent proof of the right of such legal representative to exercise such Option. In the event that the employment or service of a Grantee shall terminate on account of such Grantee’s Retirement, all Options of such Grantee that are exercisable at the time of such Retirement may, unless earlier terminated in accordance with their terms, be exercised at any time within the three (3) month period after the date of such Retirement (or such different period as the Committee shall prescribe).

6.8.	Suspension of Vesting. Unless the Board of Directors or the Committee provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence, other than in the case of any (a) leave of absence which was pre-approved by the Company, or (b) transfers between locations of the Company or between the Company, any Affiliate, or any respective successor thereof.

6.9.	Voting Proxy. Until immediately after the earlier of the Company’s Shares being listed for trading on any stock exchange or quotation system or the consummation of a Merger/Sale, the right to vote any Shares acquired under this Plan pursuant to an Award shall, unless otherwise determined by the Committee, be given by the Grantee, pursuant to an irrevocable proxy, to the person or persons designated by the Board. All Awards granted hereunder shall be conditioned upon the execution of such irrevocable proxy. So long as any such Shares are held by a Trustee, such Shares shall be voted by the Trustee, and unless the Trustee is directed otherwise by the Board, such Shares shall be voted in the same proportion as the result of the shareholder vote at the shareholders meeting or written consent in respect of which the Shares held by the Trustee are being voted. Any irrevocable proxy granted pursuant hereto shall be of no force or effect immediately after the earlier of listing of the Shares for trading on any stock exchange or quotation system or the consummation of a Merger/Sale.

6.10.	Other Provisions. The Option Agreement evidencing Awards under the Plan shall contain such other terms and conditions not inconsistent with the Plan as the Committee may determine, at or after the date of grant, including without limitation, provisions in connection with the restrictions on transferring the Awards, which shall be binding upon the Grantees and other terms and conditions as the Committee shall deem appropriate.

7.	NONQUALIFIED STOCK OPTIONS.

Options granted pursuant to this Section 7 are intended to constitute Nonqualified Stock Options and shall be subject to the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Options under a different tax laws or regulations.

8.	INCENTIVE STOCK OPTIONS.

Options granted pursuant to this Section 8 are intended to constitute Incentive Stock Options and shall be granted subject to the following special terms and conditions, the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Options under a different tax laws or regulations:

8.1.	Value of Shares. The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which all Incentive Stock Options granted under this Plan and all other option plans of any Subsidiary or Affiliate become exercisable for the first time by each Grantee during any calendar year shall not exceed one hundred thousand United States dollars ($100,000) with respect to such Grantee. To the extent that the aggregate Fair Market Value of Shares with respect to which the Incentive Stock Options are exercisable for the first time by any Grantee during any calendar years exceeds one hundred thousand United States dollars ($100,000), such Options shall be treated as Nonqualified Stock Options. The foregoing shall be applied by taking options into account in the order in which they were granted, with the Fair Market Value of any Share to be determined at the time of the grant of the Option. In the event the foregoing results in the portion of an Incentive Stock Option exceeding the one hundred thousand United States dollars ($100,000) limitation, only such excess shall be treated as a Nonqualified Stock Option.

8.2.	Ten Percent Shareholder. In the case of an Incentive Stock Option granted to a Ten Percent Shareholder, (i) the Exercise Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of the Shares on the date of grant of such Incentive Stock Option, and (ii) the Exercise Period shall not exceed five (5) years from the date of grant of such Incentive Stock Option.

8.3.	Incentive Stock Option Lock-Up Period. No disposition of Shares received pursuant to the exercise of Incentive Stock Options (“ISO Shares”), shall be made by the Grantee within 2 years from the date of grant, nor within 1 year after the transfer of such ISO Shares to him. To the extent that the Grantee violates the aforementioned limitations, the Incentive Stock Options shall be deemed to be Nonqualified Stock Options.

8.4.	Approval. The status of any ISO Shares shall be subject to approval of the Plan by the Company’s shareholders, such approval to be provided 12 months before or after the date of adoption of the Plan by the Board of Directors.

8.5.	Exercise Following Termination. Notwithstanding anything else in this Plan to the contrary, Incentive Stock Options that are not exercised within ninety (90) days following termination of Grantee’s employment in the Company or its Affiliates and Subsidiaries, or within one year in case of termination of Grantee’s employment in the Company or its Affiliates and Subsidiaries due to a disability (within the meaning of section 22(e)(3) of the Code), shall be deemed to be Nonqualified Stock Options.

8.6.	Adjustments to Incentive Stock Options. Any Option Agreement providing for the grant of Incentive Stock Options shall indicate that adjustments made pursuant to the Plan with respect to Incentive Stock Options could constitute a “modification” of such Incentive Stock Options (as that term is defined in Section 424(h) of the Code) or could cause adverse tax consequences for the holder of such Incentive Stock Options and that the holder should consult with his or her tax advisor regarding the consequences of such “modification” on his or her income tax treatment with respect to the Incentive Stock Option.

8.7.	Notice to Company of Disqualifying Disposition. Each Grantee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Grantee makes a Disqualifying Disposition of any ISO Shares. A “Disqualifying Disposition” is any disposition (including any sale) of such ISO Shares before the later of (i) two years after the date the Grantee was granted the Incentive Stock Option, or (ii) one year after the date the Grantee acquired Shares by exercising the Incentive Stock Option. If the Grantee dies before such ISO Shares are sold, these holding period requirements do not apply and no disposition of the ISO Shares will be deemed a Disqualifying Disposition.

9.	102 OPTION AWARDS.

9.1.	Options granted pursuant to this Section 9 are intended to be granted pursuant to Section 102 of the Ordinancepursuant to either (a) Section 102(b)(2) thereof as capital gains track options (“102 Capital Gains Track Options”), or (b) Section 102(b)(1) thereof as ordinary income track options (“102 Ordinary Income Track Options”; together with 102 Capital Gains Track Options, “102 Trustee Options”). 102 Trustee Options shall be granted subject to the following special terms and conditions contained in this Section 9, the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Options under a different tax laws or regulations.

9.2.	The Company may grant only one type of 102 Trustee Option at any given time to all Grantees who are to be granted 102 Trustee Options pursuant to this Plan, and shall file an election with the ITA regarding the type of 102 Trustee Option it elects to grant before the date of grant of any 102 Trustee Options (the “Election”). Such Election shall also apply to any bonus shares received by any Grantee as a result of holding the 102 Trustee Options. The Company may change the type of 102 Trustee Option that it elects to grant only after the passage of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election, or as otherwise provided by Applicable Law. Any Election shall not prevent the Company from granting Options, pursuant to Section 102(c) of the Ordinance without a Trustee (“102 Non-Trustee Options”).

9.3.	Each 102 Trustee Option will be deemed granted on the date stated in a written notice to be provided by the Company, provided that on or before such date (i) the Company has provided such notice to the Trustee and (ii) the Grantee has signed all documents required pursuant to Applicable Law and under the Plan.

9.4.	Each 102 Trustee Option, each Share issued pursuant to the exercise of any 102 Trustee Option, and any rights granted thereunder, including, without limitation, bonus shares, shall be allotted and issued to and registered in the name of the Trustee and shall be held in trust for the benefit of the Grantee for a period of not less than the requisite period prescribed by the Ordinance and the Rules or such longer period as set by the Committee (the “Required Holding Period”). In the event that the requirements under Section 102 to qualify an Option as a 102 Trustee Option are not met, then the Option may be treated as a 102 Non-Trustee Option, all in accordance with the provisions of Section 102 and the Rules. After termination of the Required Holding Period, the Trustee may release such 102 Trustee Option and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable taxes due pursuant to the Ordinance or (ii) the Trustee and/or the Company and/or its Affiliate withholds any applicable taxes due pursuant to the Ordinance arising from the 102 Trustee Options and/or any Shares allotted or issued upon exercise of such 102 Trustee Options. The Trustee shall not release any 102 Trustee Options or Shares issued upon exercise thereof prior to the payment in full of the Grantee’s tax liabilities arising from such 102 Trustee Options and/or Shares or the withholding referred to in (ii) above.

9.5.	Each 102 Trustee Option shall be subject to the relevant terms of the Ordinance and the Rules, which shall be deemed an integral part of the 102 Trustee Option and shall prevail over any term contained in the Plan or Option Agreement which is not consistent therewith. Any provision of the Ordinance, the Rules and any approvals by the Income Tax Commissioner not expressly specified in this Plan or Option Agreement which, as determined by the Committee, are necessary to receive or maintain any tax benefit pursuant to Section 102 shall be binding on the Grantee. The Grantee granted a 102 Trustee Option shall comply with the Ordinance and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. The Grantee agrees to execute any and all documents, which the Company and/or its Affiliates and/or the Trustee may reasonably determine to be necessary in order to comply with the Ordinance and the Rules.

9.6.	During the Required Holding Period, the Grantee shall not release from trust or sell, assign, transfer or give as collateral, the Shares issuable upon the exercise of a 102 Trustee Option and/or any securities issued or distributed with respect thereto, until the expiration of the Required Holding Period. Notwithstanding the above, if any such sale or release occurs during the Required Holding Period it will result in adverse tax consequences to the Grantee under Section 102 of the Ordinance and the Rules, which shall apply to and shall be borne solely by such Grantee. Subject to the foregoing, the Trustee may, pursuant to a written request from the Grantee, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, the Option Agreement and any Applicable Law.

9.7.	If a 102 Trustee Option is exercised during the Required Holding Period, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Grantee. If such 102 Trustee Option is exercised after the expiration of the Required Holding Period, the Shares issued upon such exercise shall, at the election of the Grantee, either (i) be issued in the name of the Trustee, or (ii) be issued to the Grantee, provided that the Grantee first complies with all applicable provisions of the Plan and all taxes with respect thereto shall have been fully paid to the ITA.

9.8.	The foregoing provisions of this Section 9 relating to 102 Trustee Options shall not apply with respect to 102 Non-Trustee Options, which shall, however, be subject to the relevant provisions of Section 102 and the Rules.

9.9.	Upon receipt of a 102 Trustee Option, the Grantee will sign an undertaking to release the Trustee from any liability with respect to any action or decision duly taken and executed in good faith by the Trustee in relation to the Plan, or any 102 Trustee Option or Share granted to such Grantee thereunder.

10.	3(9) OPTION AWARD.

10.1.	Options granted pursuant to this Section 10 are intended to constitute 3(9) Option Award and shall be granted subject to the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Options under a different tax laws or regulations.

10.2.	To the extent required by the Ordinance or the ITA or otherwise deemed by the Committee prudent or advisable, the 3(9) Option Awards granted pursuant to the Plan shall be issued to a Trustee nominated by the Committee in accordance with the provisions of the Ordinance. In such event, the Trustee shall hold such Options in trust, until exercised by the Grantee, pursuant to the Company’s instructions from time to time as set forth in a trust agreement, which will be entered into between the Company and the Trustee. If determined by the Board of Directors or the Committee, and subject to such trust agreement the Trustee shall be responsible for withholding any taxes to which a Grantee may become liable upon the exercise of Options.

11.	RESTRICTED SHARES.

The Committee may award Restricted Shares to any eligible Grantee, including under Section 102 of the Ordinance. Each Award of Restricted Shares under the Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Restricted Share Agreement”), in such form as the Committee shall from time to time approve. The Restricted Share Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Agreement:

11.1.	Number of Shares. Each Restricted Share Agreement shall state the number of Shares covered by an Award.

11.2.	Purchase Price. Each Restricted Share Agreement may state an amount of purchase price to be paid by the Grantee in consideration for the issuance of the Restricted Shares and the terms of payment thereof, which may include, payment by issuance of promissory notes or other evidence of indebtedness on such terms and conditions as determined by the Committee.

11.3.	Vesting. Each Restricted Share Agreement shall provide the vesting schedule for the Restricted Shares as determined by the Committee, provided that (to the extent permitted under Applicable Law) the Committee shall have the authority to determine the vesting schedule and accelerate the vesting of any outstanding Restricted Share at such time and under such circumstances as it, in its sole discretion, deems appropriate. Unless otherwise resolved by the Committee and stated in the Restricted Share Agreement, Restricted Shares shall vest in the same vesting schedule as set forth in Section 6.5 hereof.

11.4.	Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Committee shall determine from the date on which the Award is granted (the “Restricted Period”). The Committee may also impose such additional or alternative restrictions and conditions on the Restricted Shares, as it deems appropriate, including the satisfaction of performance criteria. Such performance criteria may include, but are not limited to, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee. Certificates for shares issued pursuant to Restricted Share Awards shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such shares in contravention of such restrictions shall be null and void and without effect. Such certificates may, if so determined by the Committee, be held in escrow by an escrow agent appointed by the Committee, or, if a Restricted Share Award is made pursuant to Section 102, by the Trustee. In determining the Restricted Period of an Award the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Restricted Shares on successive anniversaries of the date of such Award. To the extent required by the Ordinance or the ITA, the Restricted Shares issued pursuant to Section 102 of the Ordinance shall be issued to the Trustee in accordance with the provisions of the Ordinance and the Restricted Shares shall be held for the benefit of the Grantee for such period as may be required by the Ordinance.

11.5.	Adjustment of Performance Goals. The Committee may adjust performance goals to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or the exclusion of the impact of extraordinary or unusual items, events or circumstances.

11.6.	Forfeiture. Subject to such exceptions as may be determined by the Committee, if the Grantee’s continuous employment with the Company or any Subsidiary or Affiliate shall terminate for any reason prior to the expiration of the vesting date or Restricted Period of an Award or prior to the payment in full of the purchase price of any Restricted Shares with respect to which the vesting date or the Restricted Period has expired, any shares remaining subject to vesting or restrictions (after taking into account the provisions of Section 11.8) or with respect to which the purchase price has not been paid in full, shall thereupon be forfeited and shall be deemed transferred to, and reacquired by, or cancelled by, as the case may be, the Company or a Subsidiary at no cost to the Company or Subsidiary, subject to all Applicable Laws. Upon forfeiture of Restricted Shares, the Grantee shall have no further rights with respect to such Restricted Shares.

11.7.	Ownership. During the Restricted Period the Grantee shall possess all incidents of ownership of such Restricted Shares, subject to Section 6.9 and Section 11.4, including the right to receive dividends with respect to such shares. All distributions, if any, received by a Grantee with respect to Restricted Shares as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Award.

11.8.	Accelerated Lapse of Restrictions. Promptly after the occurrence of any Merger/Sale and subject to Section 14.3, all restrictions then outstanding with respect to Restricted Shares awarded hereunder shall automatically expire and be of no further force and effect. The Committee shall have the authority (and the Agreement may so provide) to cancel all or any portion of any outstanding restrictions prior to the expiration of the Restricted Period with respect to any or all of the Restricted Shares awarded with respect to any or all Grantees on such terms and conditions as the Committee shall deem appropriate.

12.	RESTRICTED SHARE UNITS.

12.1.	A Restricted Share Unit (an “RSU”) is an Award covering a number of Shares that is settled by issuance of those Shares. An RSU may be awarded to any eligible Grantee, including under Section 102 of the Ordinance. Each grant of RSUs under the Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Restricted Share Unit Agreement”), in such form as the Committee shall from time to time approve. Such RSUs shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Share Unit Agreements entered into under the Plan need not be identical. RSUs may be granted in consideration of a reduction in the recipient’s other compensation.

12.2.	Other than the par value of the Shares, no payment of cash shall be required as consideration for RSUs. RSUs may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Share Unit Agreement.

12.3.	Without limitation of Section 6.9, no voting or dividend rights as a shareholder shall exist prior to the actual issuance of Shares in the name of the Grantee. Notwithstanding anything else in this Plan (as may be amended from time to time) to the contrary, unless otherwise specified by the Committee, each RSU shall be for a term of seven (7) years. Each Restricted Share Unit Agreement shall specify its term and any conditions on the time or times for settlement, and provide for expiration prior to the end of its term in the event of termination of employment or service providing to the Company, and may provide for earlier settlement in the event of the Grantee’s death, Disability or other events.

12.4.	Settlement of vested RSUs shall be made in the form of Shares. Distribution to a Grantee of an amount (or amounts) from settlement of vested RSUs can be deferred to a date after settlement as determined by the Committee. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until the grant of RSUs is settled, the number of such RSUs shall be subject to adjustment pursuant hereto.

13.	OTHER SHARE OR SHARE-BASED AWARDS.

The Committee may grant other Awards under the Plan pursuant to which Shares (which may, but need not, be Restricted Shares pursuant to Section 11 hereof), cash or a combination thereof, are or may in the future be acquired or received, or Awards denominated in stock units, including units valued on the basis of measures other than market value. The Committee may also grant stock appreciation rights without the grant of an accompanying option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash equal to the amount by which the Fair Market Value of all Shares in respect to which the right was granted exceeds the exercise price thereof. The Committee may, and it is hereby deemed to be an Award under the terms of the Plan, grant to Grantees (including employees) the opportunity to purchase Shares of the Company in connection with any public offerings of the Company’s securities. Such other Share based Awards may be granted alone, in addition to, or in tandem with any Award of any type granted under the plan and must be consistent with the purposes of the Plan.

14.	EFFECT OF CERTAIN CHANGES.

14.1.	General. In the event of a subdivision of the outstanding share capital of the Company, any payment of a stock dividend (distribution of bonus shares), a recapitalization, a reorganization (which may include a combination or exchange of shares), a consolidation, a stock split, a reverse stock split, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, the Committee shall make such adjustments as determined by the Committee to be appropriate in order to adjust (i) the number of Shares available for grants of Awards, (ii) the number of Shares covered by outstanding Awards, and (iii) the exercise price per share covered by any Award; provided, however, that any fractional shares resulting from such adjustment shall be rounded down to the nearest whole share and that the Company shall have no obligation to make any cash or other payment with respect to such fractional shares.

14.2.	Merger and Sale of Company. In the event of (i) a sale of all or substantially all of the assets of the Company; or (ii) a sale (including an exchange) of all or substantially all of the shares of the Company; (iii) a merger, consolidation, amalgamation or like transaction of the Company with or into another corporation; (iv) a scheme of arrangement for the purpose of effecting such sale, merger or amalgamation; or (v) such other transaction that is determined by the Committee to be a transaction having a similar effect (all such transactions being herein referred to as a “Merger/Sale”), then, without the Grantee’s consent and action:

14.2.1.	The Committee in its sole and absolute discretion may cause that any Award then outstanding shall be assumed or an equivalent Award shall be substituted by such successor corporation of the Merger/Sale or any parent or Affiliate thereof as determined by the Board is its discretion (the “Successor Corporation”), under substantially the same terms as the Award;

For the purposes of this Section 14.2.1, the Award shall be considered assumed if, following a Merger/Sale, the Award confers on the holder thereof the right to purchase or receive, for each Share underlying an Award immediately prior to the Merger/Sale, either (i) the consideration (whether stock, cash, or other securities or property) distributed to or received by holders of Shares in the Merger/Sale for each Share held on the effective date of the Merger/Sale (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares), which may be subject to vesting and other terms as determined by the Committee in its discretion, or (ii) regardless of the consideration received by the holders of Shares in the Merger/Sale, solely shares (or their equivalent) of the Successor Corporation at a value to be determined by the Committee in its discretion, which may be subject to vesting and other terms as determined by the Committee in its discretion. The foregoing shall not limit the Committee authority to determine, in its sole discretion, that in lieu of such assumption or substitution of Awards for Awards of the Successor Corporation, such Award will be substituted for any other type of asset or property, including under Section 14.2.2 hereunder.

14.2.2.	In the event that the Successor Corporation does not agree to assume the Award or to substitute an equivalent Award, then the Committee may (but shall not be obligated to), in lieu of such assumption or substitution of the Award and in its sole discretion, (i) provide for the Grantee to have the right to exercise the Award, or otherwise for the acceleration of vesting of such Award, as to all or part of the Shares, including Shares covered by the Award which would not otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine, including the cancellation of all unexercised Awards upon closing of the Merger/Sale; and/or (ii) provide for the cancellation of each outstanding Award at the closing of such Merger/Sale, and payment to the Grantee of an amount in cash as determined by the Committee to be fair in the circumstances, subject to such terms and conditions as determined by the Committee.

14.2.3.	Notwithstanding the foregoing, in the event of a Merger/Sale, the Committee may determine, in its sole discretion, that upon completion of such Merger/Sale, the terms of any Award be otherwise amended, modified or terminated, as the Committee shall deem in good faith to be appropriate, and if an Option Award, that the Option Award shall confer the right to purchase or receive any other security or asset, or any combination thereof, or that its terms be otherwise amended, modified or terminated, as the Committee shall deem in good faith to be appropriate. Neither the authorities and powers of the Committee under this Section 14.2.2, nor the exercise or implementation thereof, shall (i) be restricted or limited in any way by any adverse consequences (tax or otherwise) that may result to any holder of an Award, and (ii) as, inter alia, being a feature of the Award upon its grant, be deemed to constitute a change or an amendment of the rights of such holder under this Plan, nor shall any such adverse consequences (as well as any adverse tax consequences that may result from any tax ruling or other approval or determination of any relevant tax authority) be deemed to constitute a change or an amendment of the rights of such holder under this Plan.

14.3.	Reservation of Rights. Except as expressly provided in this Section 14, the Grantee of an Award hereunder shall have no rights by reason of any subdivision or consolidation of shares of any class or the payment of any stock dividend (bonus shares), any other increase or decrease in the number of shares of any class or by reason of any dissolution, liquidation, Merger/Sale, or consolidation, divestiture or spin-off of assets or shares of another company. Any issue by the Company of shares of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of shares subject to an Award. The grant of an Award pursuant to the Plan shall not affect in any way the right of power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

15.	NON-TRANSFERABILITY OF AWARDS; SURVIVING BENEFICIARY.

15.1.	All Awards granted under the Plan shall not be transferable otherwise than by will or by the laws of descent and distribution. Awards may be exercised or otherwise realized, during the lifetime of the Grantee, only by the Grantee or by his guardian or legal representative, to the extent provided for herein. Any transfer of an Award not permitted hereunder (including transfers pursuant to any decree of divorce, dissolution or separate maintenance, any property settlement, any separation agreement or any other agreement with a spouse) and any grant of any interest in any Award to, or creation in any way of any interest in any Award by, any party other than the Grantee shall be null and void and shall not confer upon any party or person, other than the Grantee, any rights. A Grantee may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee’s estate shall be deemed to be the Grantee’s beneficiary. Notwithstanding the forgoing, upon the request of the Grantee and subject to Applicable Law the Committee, at its sole discretion, may permit to transfer the Award to a family trust.

15.2.	As long as the Shares are held by the Trustee in favor of the Grantee, all rights possessed by the Grantee over the Shares are personal, and may not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

16.	CONDITIONS UPON ISSUANCE OF SHARES

16.1.	Legal Compliance. Shares shall not be issued pursuant to the exercise of an Award, unless the exercise of such Award and the issuance and delivery of such Shares shall comply with Applicable Laws as determined by counsel to the Company. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

16.2.	Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award, to make representations and warranties as may be required under applicable securities laws if, in the opinion of counsel for the Company, such representations are required, all in form and content specified by the Company.

17.	MARKET STAND-OFF

17.1.	In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the United States Securities Act of 1933, as amended or equivalent law in another jurisdiction, the Grantee shall not directly or indirectly, without the prior written consent of the Company or its underwriters, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares acquired under this Plan or any securities of the Company (whether or not such Shares acquired under this Plan), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares acquired under this Plan, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares acquired under this Plan or such other securities, in cash or otherwise. Such restriction (the “Market Stand-Off”) shall be in effect for such period of time following the effective date of the registration statement relating to such offering, as may be requested by the Company or such underwriters, however in any event, such period shall not exceed 180 days (in the case of the Company’s first underwritten offering of its Shares) following the effective date of such registration statement; or 90 days (in the case of a registration statement thereafter).

17.2.	In the event of a subdivision of the outstanding share capital of the Company, the declaration and payment of a stock dividend (distribution of bonus shares), the declaration and payment of an extraordinary dividend payable in a form other than stock, a recapitalization, a reorganization (which may include a combination or exchange of shares or a similar transaction affecting the Company’s outstanding securities without receipt of consideration), a consolidation, a stock split, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, an adjustment in conversion ratio, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Shares subject to the Market Stand-Off, or into which such Shares thereby become convertible, shall immediately be subject to the Market Stand-Off.

17.3.	In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the Shares acquired under this Plan until the end of the applicable stand-off period.

17.4.	The underwriters in connection with a registration statement so filed are intended to be third party beneficiaries of this Section 17 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

18.	AGREEMENT BY GRANTEE REGARDING TAXES.

18.1.	If the Committee shall so require, as a condition of exercise of an Award, the release of Shares by the Trustee or the expiration of the Restricted Period, a Grantee shall agree that, no later than the date of such occurrence, he will pay to the Company or make arrangements satisfactory to the Committee and the Trustee (if applicable) regarding payment of any applicable taxes of any kind required by Applicable Law to be withheld or paid.

18.2.	ALL TAX CONSEQUENCES UNDER ANY APPLICABLE LAW WHICH MAY ARISE FROM THE GRANT OF ANY AWARDS OR THE EXERCISE THEREOF, THE SALE OR DISPOSITION OF ANY SHARES GRANTED HEREUNDER OR ISSUED UPON EXERCISE OF ANY AWARD OR FROM ANY OTHER ACTION OF THE GRANTEE IN CONNECTION WITH THE FOREGOING SHALL BE BORNE AND PAID SOLELY BY THE GRANTEE, AND THE GRANTEE SHALL INDEMNIFY THE COMPANY, ITS SUBSIDIARIES AND AFFILIATES AND THE TRUSTEE, AND SHALL HOLD THEM HARMLESS AGAINST AND FROM ANY LIABILITY FOR ANY SUCH TAX OR PENALTY, INTEREST OR INDEXATION THEREON. EACH GRANTEE AGREES TO, AND UNDERTAKES TO COMPLY WITH, ANY RULING, SETTLEMENT, CLOSING AGREEMENT OR OTHER SIMILAR AGREEMENT OR ARRANGEMENT WITH ANY TAX AUTHORITY IN CONNECTION WITH THE FOREGOING WHICH IS APPROVED BY THE COMPANY.

THE GRANTEE IS ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR EXERCISING AWARDS HEREUNDER. THE COMPANY DOES NOT ASSUME ANY RESPONSIBILITY TO ADVISE THE GRANTEE ON SUCH MATTERS, WHICH SHALL REMAIN SOLELY THE RESPONSIBILITY OF THE GRANTEE.

18.3.	The Company or any Subsidiary or Affiliate may take such action as it may deem necessary or appropriate, in its discretion, for the purpose of or in connection with withholding of any taxes which the Company or any Subsidiary or Affiliate is required by any Applicable Law to withhold in connection with any Awards (collectively, “Withholding Obligations”). Such actions may include, without limitation, (i) requiring a Grantees to remit to the Company in cash an amount sufficient to satisfy such Withholding Obligations; (ii) subject to Applicable Law, allowing the Grantees to provide Shares to the Company, in an amount that at such time, reflects a value that the Committee determines to be sufficient to satisfy such Withholding Obligations; (iii) withholding Shares otherwise issuable upon the exercise of an Award at a value which is determined by the Committee to be sufficient to satisfy such Withholding Obligations; or (iv) any combination of the foregoing. The Company shall not be obligated to allow the exercise of any Award by or on behalf of a Grantee until all tax consequences arising from the exercise of such Award are resolved in a manner acceptable to the Company.

18.4.	Each Grantee shall notify the Company in writing promptly and in any event within ten (10) days after the date on which such Grantee first obtains knowledge of any tax bureau inquiry, audit, assertion, determination, investigation, or question relating in any manner to the Awards granted or received hereunder or Shares issued thereunder and shall continuously inform the Company of any developments, proceedings, discussions and negotiations relating to such matter, and shall allow the Company and its representatives to participate in any proceedings and discussions concerning such matters. Upon request, a Grantee shall provide to the Company any information or document relating to any matter described in the preceding sentence, which the Company, in its discretion, requires.

18.5.	With respect to 102 Non-Trustee Options, if the Grantee ceases to be employed by the Company or any Affiliate, the Grantee shall extend to the Company and/or its Affiliate with whom the Grantee is employed a security or guarantee for the payment of taxes due at the time of sale of Shares, all in accordance with the provisions of Section 102 of the Ordinance and the Rules.

19.	RIGHTS AS A STOCKHOLDER; VOTING AND DIVIDENDS.

19.1.	Subject to Section 11.7, a Grantee shall have no rights as a shareholder of the Company with respect to any Shares covered by the Award until the date of the issuance of a share certificate to the Grantee for such Shares. In the case of 102 Option Awards or 3(9) Option Awards (if such Share Options are being held by a Trustee), a the Trustee shall have no rights as a shareholder of the Company with respect to any Shares covered by such Award until the date of the issuance of a share certificate to the Grantee for such Shares for the Grantee’s benefit, and the Grantee shall have no rights as a shareholder of the Company with respect to any Shares covered by the Award until the date of the release of such Shares from the Trustee to the Grantee and the issuance of a share certificate to the Grantee for such Shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date such share certificate is issued, except as provided in Section 14 hereof.

19.2.	With respect to all Shares issued in the form of Awards hereunder or upon the exercise of Awards hereunder, any and all voting rights attached to such Shares shall be subject to Section 6.9, and the Grantee shall be entitled to receive dividends distributed with respect to such Shares, subject to the provisions of the Company’s Articles of Association, as amended from time to time, and subject to any Applicable Law.

19.3.	The Company may, but shall not be obligated to, register or qualify the sale of Shares under any applicable securities law or any other applicable law.

20.	NO REPRESENTATION BY COMPANY.

By granting the Awards, the Company is not, and shall not be deemed as, granting any representation or warranties to the Grantee regarding the Company, its business affairs, its prospects or the future value of its Shares.

21.	NO RETENTION RIGHTS.

Nothing in the Plan or in any Award granted or agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of, or be in a consultant, advisor, director, officer or supplier relationship with, the Company or any Subsidiary or Affiliate or to be entitled to any remuneration or benefits not set forth in the Plan or such agreement or to interfere with or limit in any way the right of the Company or any such Subsidiary or Affiliate to terminate such Grantee’s employment or service. Awards granted under the Plan shall not be affected by any change in duties or position of a Grantee as long as such Grantee continues to be employed by, or be in a consultant, advisor, director, officer or supplier relationship with, the Company or any Subsidiary or Affiliate.

22.	PERIOD DURING WHICH AWARDS MAY BE GRANTED.

Awards may be granted pursuant to the Plan from time to time within a period of ten (10) years from the Effective Date. From the tenth (10th) anniversary of the Effective Date no grants of Awards may be made and the Plan shall continue to be in full force and effect solely with respect to such Awards that remain outstanding. The Plan shall terminate at such time at such time after the tenth (10th) anniversary of the Effective Date that no Awards remain outstanding.

23.	TERM OF AWARD

Anything herein to the contrary notwithstanding, but without derogating from the provisions of Sections 6.6, 6.7 or 8.2 hereof, if any Award, or any part thereof, has not been exercised and the Shares covered thereby not paid for within the term of the Award as determined by the Committee, which in any event shall not exceed ten (10) years after the date on which the Award was granted, as set forth in the Notice of Grant in the Grantee’s Award, such Award, or such part thereof, and the right to acquire such Shares shall terminate, and all interests and rights of the Grantee in and to the same shall expire. In the case of Shares held by a Trustee, the Grantee shall elect whether to release such Shares from trust or sell the Shares and upon such release or sale such trust shall expire.

24.	AMENDMENT AND TERMINATION OF THE PLAN.

The Board at any time and from time to time may suspend, terminate, modify or amend the Plan, whether retroactively or prospectively; provided, however, that, unless otherwise determined by the Board, an amendment which requires shareholder approval in order for the Plan to continue to comply with any Applicable Law shall not be effective unless approved by the requisite vote of shareholders, and provided further that except as provided herein, no suspension, termination, modification or amendment of the Plan may adversely affect any Award previously granted, unless the written consent of the respective Grantee is obtained.

25.	APPROVAL.

25.1.	The Plan shall take effect upon its adoption by the Board (the “Effective Date”), except that solely with respect to grants of Incentive Stock Options the Plan shall also be subject to approval within one year of the Effective Date, by a majority of the votes cast on the proposal at a meeting or a written consent of shareholders. Failure to obtain approval by the shareholders shall not in any way derogate from the valid and binding effect of any grant of an Award, which is not an Incentive Stock Option. Upon approval of the Plan by the shareholders of the Company as set forth above, all Incentive Stock Options granted under the Plan on or after the Effective Date shall be fully effective as if the shareholders of the Company had approved the Plan on the Effective Date. Notwithstanding the foregoing, in the event that approval of the Plan by the shareholders of the Company is required under Applicable Law, in connection with the application of certain tax treatment or pursuant to applicable stock exchange rules or regulations or otherwise, such approval shall be obtained within the time required under the Applicable Law.

25.2.	The 102 Awards are subject to the approval, if required, of the ITA and receipt by the Company of all approvals thereof.

26.	RULES PARTICULAR TO SPECIFIC COUNTRIES

Notwithstanding anything herein to the contrary, the terms and conditions of the Plan may be amended with respect to a particular country by means of an appendix to the Plan, and to the extent that the terms and conditions set forth in any appendix conflict with any provisions of the Plan, the provisions of the appendix shall govern. Terms and conditions set forth in the Appendix shall apply only to Award granted to a Grantee under the jurisdiction of the specific country that is the subject of the appendix and shall not apply to Awards issued to a Grantee not under the jurisdiction of such country. The adoption of any such appendix shall be subject to the approval of the Board of Directors or Committee, and if required in connection with the application of certain tax treatment, pursuant to applicable stock exchange rules or regulations or otherwise, then also the approval of the shareholders of the Company at the required majority.

27.	GOVERNING LAW; JURISDICTION.

The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, except with respect to matters that are subject to tax laws, regulations and rules in any specific jurisdiction, which shall be governed by the respective laws, regulations and rules of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws. The competent courts located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with this Plan and any Award granted hereunder, and by signing any agreement relating to an Award hereunder each Grantee irrevocably submits to such exclusive jurisdiction.

28.	NON-EXCLUSIVITY OF THE PLAN.

Neither the adoption of the Plan by the Board nor the submission of the Plan to shareholders of the Company for approval (to the extent required under Applicable Law), shall be construed as creating any limitations on the power or authority of the Board to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Board may deem necessary or desirable or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Subsidiary now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

29.	MISCELLANEOUS.

29.1.	Additional Terms. Each Award awarded under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Committee, in its sole discretion.

29.2.	Severability. If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the applicable law as it shall then appear.

29.3.	Captions and Titles. The use of captions and titles in this Plan or any Option Agreement, Restricted Share Agreement or other Award related agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such agreement.